SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Notice Pursuant to Section 67 of the Companies Act 1990

To:          Ryanair Ltd. (the "Company")
Corporate Head Office,
Airside Business Park,
Swords,
Co. Dublin
Republic of Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to section 67 of the Companies Act 1990 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest ("Notifier")	Baillie Gifford & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN
Date of this notice	12 March 2015
Notifiable event ("Event")	Disposal of American Depositary Shares ("ADS")
Date of Event	05 March 2015

No. of shares in which interested immediately before the Event	No.	Class
40,078,714 43,822,125* 83,900,839	Ordinary Shares ADS
No. of shares in which interested immediately following the Event	No.	Class
40,078,714 41,726,630** 81,805,344	Ordinary Shares ADS
Details of each registered holder of the shares if different from the Notifier	No. of shares before the Event	No. of shares after the Event	Name and address of registered holder
See Annexure 1
Does the notifiable interest arise from an agreement referred to in Section 73 of the Companies Act 1990 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different)
No

* These are held as 8,764,425 American Depositary Shares (ADS) with each ADS representing 5 ordinary shares.

** These are held as 8,345,326 American Depositary Shares (ADS) with each ADS representing 5 ordinary shares.

Annexure 1

Details of each registered holder of the shares if different from the Notifier

Ordinary Shares
Holder of relevant interest	Registered holder of securities	Address for Registered holder of securities	Nature of relevant interest	Class and number of securities	No of shares before the event	No. of shares after the event
Baillie Gifford & Co	BNY Custodial Nominees (Ireland) Limited	-	Baillie Gifford & Co and Baillie Gifford Overseas Limited have power to (or to control) exercise vote and-or dispose of the securities as discretionary investment managers	Ordinary shares	14,881,870	14,881,870
Baillie Gifford & Co	Securities Services Nominees Limited	-		Ordinary shares	100,000	100,000
Baillie Gifford & Co	JP Morgan Chase Bank*	-		Ordinary shares	1,995,251	1,995,251
Baillie Gifford & Co	BNY Custodial Nominees (Ireland) Limited	-		Ordinary shares	2,066,521	2,066,521
Baillie Gifford & Co	BNY Custodial Nominees (Ireland) Limited	-		Ordinary shares	3,436,587	3,436,587
Baillie Gifford & Co	State Street Nominees Limited	-		Ordinary shares	3,188,933	3,188,933
Baillie Gifford & Co	Nortrust Nominees	-		Ordinary shares	12,147,920	12,147,920
Baillie Gifford Overseas	BBHISL Nominees Limited	-		Ordinary shares	1,364,533	1,364,533
Baillie Gifford Overseas	BBHISL Nominees Limited	-		Ordinary shares	125,868	125,868
Baillie Gifford Overseas	State Street Nominees Limited	-		Ordinary shares	771,231	771,231
ADS's converted in to Ordinary shares
Holder of relevant interest	Registered holder of securities	Address for Registered holder of securities	Nature of relevant interest	Class and number of securities	No of shares before the event	No. of shares after the event
Baillie Gifford & Co	Nortrust Nominees	-	Baillie Gifford & Co and Baillie Gifford Overseas Limited have power to (or to control) exercise vote and-or dispose of the securities as discretionary investment managers	Ordinary shares	415,330	415,330
Baillie Gifford & Co	BNY Custodial Nominees (Ireland) Limited	-		Ordinary shares	8,401,000	8,437,370
Baillie Gifford & Co	Cede & Co.	-		Ordinary shares	2,359,880	191,885
Baillie Gifford & Co	BNY Custodial Nominees (Ireland) Limited	-		Ordinary shares	8,530,625	8,530,625
Baillie Gifford & Co	Brown Brothers Harriman & Co , New York*	-		Ordinary shares	4,948,060	4,948,060
Baillie Gifford & Co	JP Morgan Chase Bank NA , New York*	-		Ordinary shares	5,968,215	5,968,215
Baillie Gifford & Co	Nortrust Nominees	-		Ordinary shares	1,659,150	1,659,150
Baillie Gifford Overseas	State Street Nominees Limited	-		Ordinary shares	10,730,630	10,766,760
Baillie Gifford Overseas	Cede & Co.	-		Ordinary shares	809,235	809,235

*We are awaiting confirmation from the custodian to confirm the correct legal name of the registered holder. However, to avoid delay, we are submitting details of the banking agent, and will update if required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary